O’Neill Law Group PLLC	435 Martin Street, Suite 1010
Blaine, WA 98230

Stephen F.X. O’Neill*	Telephone:	360-332-3300
Christian I. Cu**	Facsimile:	360-332-2291
Conrad Y. Next*	E-mail:	cyn@stockslaw.com

File #4400
October 14, 2005
VIA EDGAR & FEDEX

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
Mail Stop 6010
100 F Street, NE
Washington, DC 20549

Attention: Zafar Hasan

Dear Sirs:

RE:	KONIGSBERG CORPORATION (the “Company”)
	-	SEC File Number 333-127571
	-	Registration Statement on Form SB-2 Originally Filed On August 15, 2005
	-	Amendment No. 2 to Form SB-2

We write on behalf of Konigsberg Corporation in response to your comment letter dated October 6, 2005 regarding the above-referenced Form SB-2 Registration Statement filing (the “Comment Letter”). On behalf of the Company, we have filed with the United States Securities and Exchange Commission (the “SEC”) via the EDGAR system, a second amended Registration Statement on Form SB-2/A (as revised, the "Amended SB-2"). We enclose with this letter a copy of the Amended SB-2, along with a redlined copy reflecting the changes from the previous filing.

In addition to the Amended SB-2, we also provide below our responses to the comments made in the Comment Letter. Our responses herein are based on the factual information provided to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Amended SB-2.

1. RISK FACTORS, P. 8
BECAUSE OUR PRESIDENT…, P.9

WE NOTE YOUR RESPONSE TO PRIOR COMMENT 9 RELATING TO THE POSSIBILITY THAT THE COMPANY PRESIDENT MAY HAVE INTERESTS THAT DIFFER FROM MINORITY STOCKHOLDERS. IN ADDITION TO THE LANGUAGE REFERENCING AMENDMENTS TO THE ARTICLES OF INCORPORATION, PLEASE CONSIDER INCLUDING THE POSSIBILITY THAT (I) CORPORATE COMBINATIONS OR SIMILAR TRANSACTIONS THAT MIGHT BENEFIT MINORITY STOCKHOLDERS MAY BE REJECTED BY THE CONTROLLING STOCKHOLDERS TO THEIR DETRIMENT AND (II) THE COMPANY PRESIDENT MAY HAVE CONTROL OVER TRANSACTIONS BETWEEN HER AND THE COMPANY.

VANCOUVER OFFICE:	O’Neill Law Corporation Suite 1880, 1055 West Georgia Street, Box 11122, Vancouver, British Columbia, Canada V6E 3P3 Tel: (604) 687-5792 / Fax: (604) 687-6650

*Washington and British Columbia Bars; ** Nevada, Washington and British Columbia Bars

O’Neill Law Group PLLC	2
United States Securities and Exchange Commission
Attention: Zafar Hasan

IN ADDITION, AS CURRENTLY WRITTEN, YOUR DISCLOSURE STATES THAT THE COMPANY PRESIDENT MAY BE ABLE TO “SIGNIFICANTLY INFLUENCE” DECISIONS. PLEASE REVISE THIS PHRASE TO STATE THAT SHE WILL BE ABLE TO “CONTROL” THESES DECISIONS.

In response to this comment, the Company has revised the noted risk factor as requested. Please see the revised risk factor headed “Because our president, Ms. Susan Downing, owns 51.5% of our outstanding common stock…” on page 9 of the Amended SB-2.

2. SELLING STOCKHOLDERS, P. 8

WE NOTE YOUR RESPONSE TO PRIOR COMMENT 10 STATING THAT NONE OF THE SELLING SHAREHOLDERS OR THEIR AFFILIATES ARE BROKER-DEALERS. HOWEVER, THIS IS DIFFERENT FROM SAYING THAT NONE OF THE SELLING SHAREHOLDERS ARE AFFILIATES OF BROKER-DEALERS, WHICH OUR COMMENT ADDRESSED. ACCORDINGLY, WE ARE REISSUING THE COMMENT.

In response to this comment, the Company confirms that none of its selling shareholders are affiliates of broker-dealers.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE F-2

3. WE ACKNOWLEDGE YOUR RESPONSE TO COMMENT 14 PER OUR LETTER DATED SEPTEMBER 8, 2005. WE NOTE THAT YOUR INDEPENDENT ACCOUNTANT’S REPORT REMAINS UNREVISED AND STATES THAT THEIR AUDIT WAS CONDUCTED IN ACCORDANCE WITH THE "AUDITING STANDARDS" OF THE PCAOB, AS OPPOSED TO "THE STANDARDS" OF THE PCAOB. WE REISSUE OUR COMMENT AND AGAIN REQUEST THAT YOU PLEASE TELL US HOW THEIR REPORT COMPLIES WITH PARAGRAPH 3 OF PCAOB AUDITING STANDARD NO. 1. BASED ON THE LANGUAGE USED IN THE REPORT, IT IS UNCLEAR WHETHER THE AUDIT WAS CONDUCTED IN ACCORDANCE WITH THE RELATED PROFESSIONAL PRACTICE STANDARDS OF THE PCAOB. OTHERWISE, PLEASE PROVIDE US WITH A REPORT THAT COMPLIES WITH PARAGRAPH 3, AS REVISED BY YOUR AUDITOR.

In response to this comment, the Company’s independent accountant has revised its audit report as requested. Please see the revised audit report to the Company’s audited financial statements included in the Amended SB-2.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

“Conrad Y. Nest”

CONRAD Y. NEST
CYN/dml
Enclosures